

December 14, 2021

Mark Hanchett
Chief Executive Officer
Atlis Motor Vehicles, Inc.
1828 North Higley Road, Suite 116
Mesa, Arizona 95864

> **Re: Atlis Motor Vehicles, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Submitted on December 9, 2021**
> **File No. 024-11714**

Dear Mr. Hanchett:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2021 letter.

Amendment No. 2 to Form 1-A Filed December 9, 2021

General

1. We note your response to prior comment two. Please revise Part I, Item 4 of the Form 1-A, the Offering Circular Cover Page, Use of Proceeds and Dilution sections to disclose the $15.88 fixed price per share and the $11,496,850 aggregate offering price attributable to the 723,983 securities being offered.

      Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing